This Form CB contains 10 pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Takara Co., Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Tomy Company, Ltd.
7-9-10, Tateishi, Katsushika-ku,
Tokyo 124-8511, Japan
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Tomy Company, Ltd.
7-9-10, Tateishi, Katsushika-ku,
Tokyo 124-8511, Japan
Tel: 83-3-3693-9033
Shoji Tajima
Executive Officer,
Head of Business Administration Div.

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 22, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Exhibit Number	Description
1	English translation of press release issued in Japan, disclosed on the Tokyo Stock Exchange website and distributed to U.S. media outlets via wire service.

(b) Not applicable.

Item 2.Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the press releases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

On August 8, 2005, Tomy Company, Ltd. filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tomy Company Ltd.

By: ______________________
Name: Kantaro Tomiyama
Title: President & CEO
Date: February 28, 2006

EXHIBIT INDEX

Exhibit Number	Description
1	English translation of press release issued in Japan, disclosed on the Tokyo Stock Exchange website and distributed to U.S. media outlets via wire service.

Exhibit 1

8

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

[Translation]

February 28, 2006

To whom it may concern:

Corporate Name:	Takara Co., Ltd.
Representative:	Nobuyuki Okude, President & CEO (Securities Code No. 7969 Tokyo Stock Exchange, First Section)
Contact:	Ryozo Kubo Corporate Officer and Chief of Corporate Strategy and Finance Tel: 03-3603-2134

Corporate Name:	TOMY Company, Ltd.
Representative:	Kantaro Tomiyama, President & CEO (Securities Code No. 7867, Tokyo Stock Exchange, First Section)
Contact:	Shoji Tajima Executive Officer and General Manager of Administration Dept. Tel: 03-3693-9033

Regarding the Capital of TOMY Company, Ltd. after the Merger with Takara Co., Ltd.

In Article 7 of the Merger Agreement dated August 5, 2005 between TOMY Company, Ltd. and Takara Co., Ltd. approved at the extraordinary shareholders' meetings of TOMY Company, Ltd. and Takara Co., Ltd., each held on September 6, 2005, the capital to be increased at the effective date of the merger, March 1, 2006, was recorded as 4,010,059,802 yen. However, we hereby notify that on February 28, 2006, the Modification Agreement on the Merger Agreement between the two companies has been executed and it was determined that the capital not be increased.

1. Contents of Modification

Before Modification		After Modification
Capital to be Increased	4,010,059,802 yen	Capital will not be increased.

(Reference): Capital of TOMY Company, Ltd. 3,459,031,978 yen (as of the end of January, 2006)

Among the net assets to be succeeded from Takara Co., Ltd., the amount of excess provided under Article 288-2, paragraph 1, item (5) of the Commercial Code shall be incorporated into the capital reserve.

2. Reason for Modification

As the amount of net assets to be succeeded from Takara, Co., Ltd. is expected to fall below the scheduled amount of capital to be increased by the merger, modification will be made.

3. Effect

There will be no particular effect due to the modification of the capital.

End of document.